Mail Stop 4561

July 28, 2009

Michael W. Laphen
Chairman, President, and Chief Executive Officer
Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, VA 22042

> **Re: Computer Sciences Corporation**
> **Form 10-K for the Fiscal Year Ended April 3, 2009**
> **Filed May 29, 2009**
> **File No. 001-04850**

Dear Mr. Laphen:

        We have reviewed your response letter dated July 17, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 2, 2009.

Form 10-K for the Fiscal Year Ended April 3, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 26

1.   Your response to prior comment number 1 indicates you concluded your presentation of ROI does not meet the definition of a non-GAAP measure. However, we note your narrative disclosure of how ROI is calculated indicates you exclude interest expense and "special items" from the numerator of this measure. Given these exclusions, we believe your ROI measure meets the definition of a non-GAAP measure, as defined in Item 10(e)(2) of Regulation S-K, since it does not appear to meet the exceptions noted in Item 10(e)(4) of

Regulation S-K. Please further clarify for us why you believe your ROI measure is not a non-GAAP measure or confirm that you will provide the appropriate reconciliation and disclosures in future filings.

2. Your response to prior comment number 1 also indicates you will include additional disclosure in future filings regarding the limitations of your free cash flow measure. However, your response does not appear to address how you considered providing disclosure of the manner in which management compensates for the limitations of your non-GAAP measures. Please confirm you will include such disclosure in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant